Exhibit 99.1
FAIR DISCLOSURE:
Signing MoU with Ministry of Maritime Affairs & Fisheries for cooperation to cope with climate change
     On November 19, POSCO has singed MOU with Ministry of Maritime Affairs & Fisheries for cooperation to cope with climate change. This MOU is for the mutual cooperation of research and policy-making for lowering greenhouse gas emission.
     The Company and the Ministry of Maritime Affairs & Fisheries are planning to make an ocean forest of slags and to develop the technology for capturing greenhouse gas to use as bioenergy.